NANOVIRICIDES, INC.
135 Wood Street
Suite 205
West Haven, Connecticut 06516

April 3, 2007

VIA EDGAR
AND FACSIMILE

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549
Attention: Suzanne Hayes, Esq.

Re:	NanoViricides, Inc.
Form 10-SB, filed November 14, 2006
File No. 0-52318

Dear Ms. Hayes:

Please be advised that the undersigned is the duly elected Chief Executive Officer of NanoViricides, Inc. (the "Registrant"). Having been advised that the Commission has no further comments to the Registrant's Form 10-SB Registration Statement, the Registrant hereby requests acceleration of the effective date of the Registration Statement to Monday, April 8, 2007 at 9:30 a.m., or as soon thereafter as practicable.

Should you have any questions in regard to this correspondence or any other matter relating to this Registrant's filing, please do not hesitate to contact me.

Very truly yours,

/s/ Eugene Seymour, M.D.

Eugene Seymour, M.D.